EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Loss from continuing operations	$(25,596)	$(28,642)	$(85,731)	$(84,392)

Add (from continuing operations):
Interest on indebtedness	39,969	37,079	117,410	109,553
Portion of rents representative of the interest factor	522	511	1,519	1,485

Earnings	$14,895	$8,948	$33,198	$26,646

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$39,969	$37,079	$117,410	$109,553
Capitalized interest	3,397	2,578	9,489	9,854
Portion of rents representative of the interest factor	522	511	1,519	1,485

Fixed charges	43,888	40,168	128,418	120,892

Add:
Preferred stock dividend	2,308	2,368	7,003	7,119
Premium/(discount) on preferred stock repurchases	—	—	175	(25)

Combined fixed charges and preferred stock dividend	$46,196	$42,536	$135,596	$127,986

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—
For the three months ended September 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $29.0 million and $31.3 million, respectively.
For the nine months ended September 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $95.2 million and $102.4 million, respectively.
For the three months ended September 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $31.2 million and $33.6 million, respectively.
For the nine months ended September 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $94.2 million and $101.3 million, respectively.